Tel Aviv, August 30, 2012
Our ref: 10108/1255

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Optibase Ltd.
Form 20-F
Filed April 30, 2012
File No. 000-29992

Dear Mr. Gordon:

We enclose herewith, on our client's behalf, responses to the comments raised by the Staff of the Securities and Exchange Commission (the "Staff") in its comment letter dated July 11, 2012 with respect to the Form 20-F filed by Optibase Ltd. (the "Company") on April 30, 2012. Below we have noted the Staff's comment in bold face type and the Company's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

The enclosed responses are written on behalf of the Company, and reference in the responses to "we" and "our" refer to the Company.

Item 4.B. Business Overview, page 20

Properties, page 22

1.	Please explain the metric "NOI" that is presented in the last column of the table on page 22. If this is a non-GAAP measure, please include all disclosures required by Item 10(e) of Regulation S-K.

The Company advises the Staff that it inadvertently used the metric "NOI" rather than Operating Income ("OI"), which is a GAAP measure. The information presented in the last column of the table on page 22 is the Operating Income by each real estate asset property excluding the corporate general and administrative expenses.  We further advise the Staff that if the Company presents in future filings a non-GAAP measure it will include all disclosure required by Item 10 (e) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects, page 26

2.
We note several risk factors related to tenant concentration, lease expirations and potential material adverse financial effects of the failure to renew leases. In future filings, please include a schedule of lease expirations by year, stating (i) the number of tenants whose leases will expire, (ii) the total area covered by such leases, (iii) the annual rent represented by such leases, and (iv) the percentage of gross annual rent represented by such leases. Provide us with your proposed disclosure in your response.

In response to comment No. 2, the Company proposes to include in its future annual reports the following disclosure with respect to leases for each of its real estate properties:

	Number of tenants whose leases will expire	Total area covered by these leases	Annual rent from these leases	Gross annual rent from these leases (%)
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6 and forth

Consolidated Statements of Operations, page F-5

3.	Please explain to us how you calculated EPS from continuing operations and EPS for the year ended December 31, 2011.

In response to comment No. 3, the Company advises the Staff that EPS from continuing operations for the year ended December 31, 2011 was calculated as the difference between net income from continuing operations and net income attributable to non-controlling interest, divided by the weighted average number of shares, as follows:

Thousands US$

Net income from continuing operations	1,850
Net income attributable to non- controlling interest	(2,038)

Loss from continuing operations attributable
to Optibase Ltd.'s shareholders	(188)

The following table sets forth the computing of basic and diluted net earnings per share for the year ended December 2011:

		Thousands US$

1.	Numerator:
	Loss attributable to Optibase LTD shareholders	(188)

2.	Denominator (in thousands)
	Denominator for basic and diluted net earnings (loss) per share –
	Weighted average number of shares	18,210

	Basic and diluted loss per share from continuing operations	(0.01)

Consolidated Statements of Cash Flows, page F-7

4.	Please tell us why proceeds from sale of Video activity have been classified as an investing activity from continuing operations.

The Company advises that the proceeds from the sale of its video activity were classified as an investing activity pursuant to the provisions of paragraph 45-12 (c) of ASC 230 'Statement of Cash Flows'. The Company classified the proceeds from such sale as a continuing operation within the investing activity because the cash received (i.e., proceeds from sale less cash sold, if any) reflected the net cash flow at the date of the transaction, which flows into and for the use of the continuing operations. This means that at that point the cash proceeds were disconnected from the video activity and became an asset of the Company to be used in the continuing operation.

Notes to Consolidated Financial Statements, page F-9

5.	Please provide us with an analysis of how you have determined reportable operating segments for your company and provide all disclosures required by ASC 280-10-50 in future filings.

In analyzing the Company's operating segments, the Company's management has examined its two principal activities: Rumlang, Switzerland ("Rumlang") and Centre Des Technologies Nouvelles, Switzerland ("CTN"). In addition, the Company has several condominium units in Miami, United States, which revenues, profits and assets are less than 2%, and thus, do not meet the quantitative threshold of a reportable segment as required by ASC 280-10-50-12.

The Company believes that both Rumlang and CTN meet the characteristics of operating segments as determined by ASC 280-10-50-1 because in both properties the Company earns revenues and incurs expenses and their discrete financial information is periodically reviewed by the Company’s chief operating decision maker who is the Chief Executive Officer of the Company.

The Company believes that it has one reportable segment "fixed-income commercial real estate" because it meets the following aggregation criteria indicated in ASC 280-10-50-11:

a.	The nature of both activities is leasing space on a short-term or long-term basis.

b.
The nature of the production processes of both activities is similar. Both properties are managed and maintained on an ongoing basis by local asset and property managers that are responsible for managerial tasks such as negotiations with  tenants, physical changes to tenant premises or tenant relocations, administration of lease agreements and periodic collection; physical maintenance of the buildings, including negotiations with advisors, consultants, and suppliers; and consultation in respect of regulatory compliance, including advising of compliance of the properties and the use and operation thereof with applicable environmental laws, regulation, rules, orders, decrees and agreements.

c.
Because both activities are leasing of commercial buildings, the type and class of customers (tenants) are similar. This similarity is reflected in the similar credit risk associated with the tenants and the ability to negotiate long-term leases.

d.	The regulatory environment of both activities is similar because both buildings are located in Switzerland and are subject to the same regulations, currency and environmental risks.

Based on the above analysis, the Company believes these two activities can be properly aggregated, having similar economic characteristics and their aggregation being consistent with the objectives and basic principles of ASC 280, and thus, concluded that it has only one reportable segment.

Note 1.b.3 Centre des Technologies Nouvelles in Geneva, Switzerland, page F-11

6.	Please tell us why you did not provide audited financial statements of Eldista GmbH in accordance with Rule 3-14 of Regulation S-X.

The Company respectfully is of the view that the requirement of Rule 3-14 of Regulation S-X does not apply to annual reports on Form 20-F. In February 2008, the SEC proposed to amend Form 20-F (Release Nos. 33-8900; 34-57409) to specifically require foreign private issuers to include the information required by Rule 3-05 and Article 11 of Regulation S-X. Such amendment was not adopted. Accordingly, foreign private issuers are only required to provide separate or pro-forma financial information about recently completed or probable acquisitions in registration statements under the Securities Act of 1933, as amended and under the Securities Exchange Act of 1934, as amended (including on such registration statements on Form 20-F), but not in the context of annual reports. Indeed, acquired properties and acquired companies will generally be included in the registrant’s consolidated financial statements from the acquisition date. On the same basis, the Company respectfully submits that the requirement of Rule 3-14, which is equivalent in its nature to the requirements of Rule 3-05 does not apply to annual reports on Form 20-F – which position is consistent with the position the SEC took with respect to equivalent disclosure requirements.

7.
We note you recognized a bargain purchase gain of $4.4 million related to the purchase of Eldista. Please tell us the business factors that caused the net assets acquired to exceed the purchase price of the business. In addition, please tell us how you determined the fair values to be allocated to the acquired assets and liabilities, respectively, and whether you considered allocating any portion of the purchase price to the value of in-place leases, in addition to the above and below marked value of those leases.

The Company advises the Staff that before recognizing the bargain purchase gain for the purchase of Eldista, the Company reassessed the identification of all acquired assets and assumed liabilities and their value in order to validate that all assets and liabilities were properly recognized.  There were two principal business factors that caused the net assets acquired to exceed the purchase price of the business and influenced the pricing of the transaction which, in turn, reduced the potential buyers resulting in a lower price and lower marketability of such assets.  The two major factors are (i) the transaction was a share deal rather than an asset deal; and (ii) the acquired asset is a land lease rather than a free hold.  These two factors caused the transaction to be less appealing to local Swiss institutional investors. In reference to the first factor, under the guidelines and regulations of local Swiss institutional investors, such investors are generally prohibited from engaging in a share deal, and ordinarily these types of transaction are structured as a straight asset transaction, where the real estate itself is acquired directly. The structure of the transaction as a share deal also had tax implications, which affected the pricing of the transaction. By purchasing the shares of Eldista, which owned the buildings, the Company could not benefit from the entire value of the acquired asset as a cost basis for tax purposes and could only benefit from the cost basis of the asset as recorded in Eldista's books which reflected the depreciated original cost excluding any appreciation of the value since the time it was acquired.  The second factor (i.e. free hold as opposed to land lease) further deters and discourages local Swiss institutional investors. Swiss pension funds and other Swiss institutional investors have a very long investment horizon, and they try to refrain from dependency on third parties. Therefore, such investors generally prefer having full control over long term investments. Due to the above factors and the relatively low resulting gain (less than 3% of the total value of the buildings), the Company believes the recorded gain is a reasonable outcome of this acquisition.

The Company allocated the initial purchase price of the acquired assets (net tangible and identifiable intangible assets) and assumed liabilities based on their relative fair values at the date of acquisition. The fair value of the most significant asset (i.e., the buildings) was determined using the discounted cash flows method, and the fair value of the most significant liability (i.e., the mortgage loans of such buildings) was determined by discounting the principal and the accrued interest using the market rate.

Additionally, the Company advises the Staff that there were two intangible assets which were identified as contract based intangible assets and meet the criteria for separate recognition: (1) in-place leases; and (2) above and below-market value of in-place leases. The aggregate value of these intangible assets, consisting of in-place leases, was measured by the excess of (i) the fair value of in-place leases considering the cost of acquiring similar leases (composed of the brokerage costs and estimated time it would take the acquirer to reach full occupancy of the property) over (ii) the purchase price paid for a property after adjusting existing in-place leases to market rental rates. The net value of these two intangibles as of the acquisition date amounted to approximately $1.1 million whereby the "in-place leases" were valued at approximately $6 million offset by a negative "above and below-market value" of those leases of approximately $4.9 million. The Company has inadvertently named in the table in Note 1(b)(3) the net amount of $1.1 million as "above and below-market value of in place leases" instead of "in-place leases, net". The Company advises the Staff that it will revise the wording for this line item in future filings.

Note 2.f Property and equipment, page F-16

8.	Please tell us your basis for determining the useful life of building and buildings’ improvements to be up to 100 years.

The Company advises the Staff that it has based the useful life of the building on the following factors: (1) prior to the purchase of Eldista shares, the Company evaluated the property with the assistance of a local independent property valuator, which provided the Company with a technical due diligence report, and in addition, evaluated the independent building survey conducted in 2010 as provided to the Company by the seller of the building.  The reports determined that the property is in a preferable industrial location, in good physical condition and is well maintained as active maintenance works have been carried out on an on-going basis.  Based on the foregoing, the Company has concluded that the property would have a useful life of 100 years so long as it continues to be maintained in the same manner it was maintained since the purchase date; (2) Eldista used an estimation of 100 years as the useful life of the building in accordance with the Swiss regulations for statutory accounting and tax basis; and (3) the long period of the ground lease (Eldista owns the easement in form of a ground lease). The ground lease has been established for a period of 90 years from 1986 until 2076. The ground lease is renewable for additional periods of 30 years each. It is assumed that the ground lease would be renewed and extended for the said 30 years period in 2076 and thereafter.

Note 9.d Office of the Chief Scientist and European Commission commitments, page F-30

9.
We note that you have an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $4,248 plus interest. Please clarify the contingencies surrounding this liability and whether or not it has been accrued in your financial statements.

The Company confirms that the amount of $4,248 thousands represents a contingent liability to the Office of the Chief Scientist in Israel ("OCS") which has not been accrued in its balance sheet. In general, the OCS provides grants for research and development efforts. Under Israeli law, royalties on the revenues derived from products and services developed using such grants are payable to the Israeli Government. According to the terms of grants, a company is obligated to pay royalties at a rate of 3%-3.5% out of future revenues derived from products developed using such grants.

Through December 31, 2011, the Company received grants from the OCS, funding certain approved research and development projects. As mentioned above, the obligation to pay these royalties is contingent on actual sales of the products funded and in the absence of sales, there is no obligation to pay any royalties. Accordingly,  if the development of a product is unsuccessful, or if a developed product does not generate revenues, the Company is not required to repay the grants.

The Company accounted for the research and development grants received in accordance with the SEC’s view as expressed in its publication "International Reporting and Disclosure Issues In the Division of Corporation Finance - Appendix A - Country Specific Issues" – Israel - Government Grants, dated November 1, 2004 which states:

"The research and development grants are presented in the statement of operations as an offset to related research and development expenses and if it is probable that the registrant will have to repay any amount of the grants received, those amounts should be recorded as a liability and not recorded in income."

Because there is no assurance of the success of a research and development project at the time the grant is provided, and consequently, the amount of sales to be derived from such project (i.e. it is not probable that the Company will have to pay any royalties on the grants received), the Company recognized the grants received as an offset to research and development expenses, as prescribed by the guidance of the Division of Corporation Finance and ASC 730-20 "Research and development arrangements".

In case of an OCS arrangement, the obligation to pay royalties is contingent upon the generating of sales from the product developed under the funded project. Absent such sales, no obligation exists. When the obligation to pay royalties relates to future sales, which have not yet been performed, this obligation does not meet the definition of a liability as it does not result from past transactions or events. Such liability will only be incurred in the future as a result of future events and transactions. Accordingly, the Company recorded a liability only for royalties which the Company is obligated to pay as a result of past sales.

If you have any questions or concerns, please call the undersigned at 972-3-607-4464.

Very truly yours,

/s/ Adva Bitan	/s/ Shachar Hadar
Adva Bitan, Adv.	Shachar Hadar, Adv.

cc:	Amir Philips, Chief Executive Officer, Optibase Ltd. Yakir Ben-Naim, Chief Financial Officer, Optibase Ltd.